Exhibit 2.1

REAL ESTATE PURCHASE AND SALE AGREEMENT

NO. 560-5.08-1220

(WITH EARNEST MONEY PROVISION)

THIS AGREEMENT is made and entered into this 30th day of June 2008, by and between Plum Creek Timberlands, L.P., a Delaware limited partnership and Plum Creek Land Company, a Delaware corporation (collectively, “Seller”), whose address is 999 Third Avenue, Suite 4300, Seattle, Washington 98104, and The Nature Conservancy, Inc., a non-profit corporation of the District of Columbia, whose address is 4245 N. Fairfax Drive, Arlington, Virginia 22203-1606 (“TNC”), and The Trust for Public Land, a California nonprofit public benefit corporation whose address is 1011 Western Avenue, Suite 605, Seattle, Washington 98104 (“TPL”), (collectively, “Purchaser”).

In consideration of the mutual covenants set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, and subject to all terms of this Agreement, Seller agrees to sell and convey to the Purchaser and the Purchaser agrees to purchase from the Seller and take title to that certain real property situated in Lincoln, Lake, Missoula, Powell, and Mineral Counties, State of Montana, legally described on Exhibit “A” attached hereto and incorporated herein by this reference as though fully set forth (the “Property”), including Seller’s rights, privileges, advantages, and appurtenances thereunto belonging or in any way appertaining thereto, but only to the extent belonging or appertaining to the Property, including without limitation all improvements and fixtures thereon, easements, reversions, remainders, all water and water rights, ditches and ditch rights and easements appurtenant to the Property; all oil, gas and minerals appurtenant to the Property not reserved or severed by Seller’s predecessors in title; and all timber standing and down located on the Property at Closing. The approximate locations of the Property are shown on a map attached as Exhibit “A-1”.

The following Exhibits and Schedules are attached to and made a part of this Agreement:

Exhibit “A” Description of the Real Property

Exhibit “A-1” Map of Property

Exhibit “B-1” Description of Phase I Real Property

Exhibit “B-2” Description of Phase II Real Property

Exhibit “B-3” Description of Phase III Real Property

Exhibit “C” Permitted Encumbrances

Exhibit “D” Assignment and Assumption of Contracts, Leases and Permits

Exhibit “E” Form of Grant Deed

Exhibit “F” Form of Escrow Agreement

Exhibit “G” Form of Fiber Supply Agreement

Schedule 8.6 Environmental Disclosure

Schedule 8.11 Third Party claims of right to cross Property, etc.

Schedule 20 Lands Listed or Sold to Third Parties

The parties agree to the following terms and conditions:

1. Purchase Price and Terms for the Property. The purchase price for the Property, including Earnest Money described below, is Five Hundred Ten Million Dollars ($510,000,000.00) (“Purchase Price”). At each Closing (defined in Paragraph 3.1 below), Purchaser shall pay Seller by wire transfer or otherwise immediately available federal funds the portion of the Purchase Price set forth below, of which portion of the Earnest Money described below and receipted herein is a part.

1.1. The Property shall be purchased in three phases (each, a “Phase”).

1.2. The Phase I Property is described on Exhibit “B-1.” The Purchase Price for the Phase I Property is Two Hundred Million Dollars ($200,000,000.00), inclusive of a pro-rata portion of the Earnest Money (defined in Paragraph 2 below), together with a pro-rata portion of the interest accrued on the Earnest Money to date of Closing on Phase I.

1.3. The Phase II Property is described on Exhibit “B-2.” The Purchase Price for the Phase II Property is Two Hundred Million Dollars ($200,000,000.00), inclusive of a pro-rata portion of the Earnest Money (defined in Paragraph 2 below), together with interest accrued on the Earnest Money to date of Closing on Phase II.

1.4. The Phase III Property is described on Exhibit “B-3.” The Purchase Price for the Phase III Property is One Hundred Ten Million Dollars ($110,000,000.00), inclusive of a pro-rata portion of the Earnest Money (defined in Paragraph 2 below), together with interest accrued on the Earnest Money to date of Closing on Phase III.

1.5. The Property must be purchased in the order stated and the Property described in each Phase must be purchased in its entirety at the closing for each Phase, except under the following circumstances:

a. The parties otherwise agree to divide a Phase into two or more “Sale Blocks” as described in Paragraph 3.7 below; or

b. Seller elects to extend a Closing pursuant to Paragraph 3.8, 3.9, or 3.10 below.

1.6. The Purchase Price shall be adjusted in the following circumstances:

a. A parcel subject to Right of First Refusal, Timber Reservation and/or Hunting Rights Reservation is carved out from the Property pursuant to Paragraph 4.3.d below;

b. A parcel is carved out from the Property because of Environmental Objections pursuant to Paragraph 5.3.d below;

c. A parcel is carved out from the Purcell-Yaak Study Area of the Property at Purchaser’s election as provided in Paragraph 5.3.e below;

d. A parcel requiring survey or subdivision is carved out from the Property pursuant to Paragraph 5.6.b below;

e. Casualty loss as defined in Paragraph 11 below; and

f. Sale of some of the Property as described in Paragraph 20 below.

2. Earnest Money Receipt. Within five (5) business days of execution of this Agreement by all parties, Purchaser shall deposit with the escrow described in Paragraph 3 herein the amount of One Million Dollars ($1,000,000.00), by wire transfer or otherwise immediately available federal funds, paid or delivered as earnest money, which amount shall be applied to the Purchase Price (“Earnest Money”) at the Closing (defined in Paragraph 3.1 below) of Phase I, Phase II, and Phase III as provided in Paragraphs 1.2, 1.3, and 1.4 hereof. Any interest earned on the Earnest Money shall be for the benefit of the Purchaser.

2.1. If Purchaser terminates this Agreement pursuant to this Agreement, then said Earnest Money, plus any accrued interest, shall be returned to the Purchaser upon its demand.

2.2. If Purchaser’s contingencies are met or waived or released as described herein, and Seller is otherwise ready, willing and able to perform under the terms of this Agreement, and Purchaser neglects or refuses to complete the purchase or shall fail to pay the balance of the Purchase Price due on the Property, then said Earnest Money and all accrued interest shall be forfeited to the Seller as liquidated damages and not as a penalty, and this Agreement thereupon shall be of no further force or effect unless Seller elects to enforce this Agreement by requiring Purchaser to specifically perform in accordance with the terms of this Agreement.

2.3. Purchaser agrees that this Agreement does authorize the Seller to enforce the remedy of specific performance. The Seller agrees that this Agreement does authorize the Purchaser to enforce the remedy of specific performance.

2.4. Purchaser’s contingencies to purchase are set forth in Paragraphs 12.3 and 12.4 below. Purchaser has the absolute right in its sole discretion to terminate this Agreement and have its Earnest Money and interest thereon refunded if Purchaser gives a termination notice to Seller (i) pursuant to the terms of Paragraph 4; (ii) either by the end of the Due Diligence Period described in Paragraph 5 below, or, if later, by the last of the Release Dates described in Paragraphs 12.3 and 12.4 below; and (iv) pursuant to the terms of Paragraphs 8.14, 11, and 17.

2.5. Seller’s contingencies to sale are set forth in Paragraph 12.2 below. Seller has the absolute right in its sole discretion to terminate this Agreement, and have the Earnest Money and interest thereon refunded to Purchaser if Seller gives a termination notice to Purchaser by the last of the Release Dates described in Paragraph 12.2 below.

3. Time and Place of Closing; Escrow. Upon mutual execution, the parties shall deposit a copy of this Agreement, and such other documents and monies, including Earnest Money, as are required hereby into escrow established with Stewart Title, 1420 Fifth Avenue, Suite 500, Seattle, Washington 98101 (the “Escrow Agent”). By the time of Purchaser’s deposit of the Earnest Money, the parties shall enter into an agreement with the Escrow Agent in a form acceptable to the parties pertaining to the Earnest Money (the “Escrow Agreement”). A sample agreement is attached as Exhibit “F.”

3.1. The closing for the Phase I Property shall be on a date that is mutually acceptable to Seller and Purchaser that is on or before December 15, 2008 (the “Phase I Target Closing Date”), or such later time as is permitted pursuant to this Agreement.

3.2. The closing for the Phase II Property shall be on a date that is mutually acceptable to Seller and Purchaser that is not later than December 15, 2009 (the “Phase II Target Closing Date”), or such later time as is permitted pursuant to this Agreement.

3.3. The closing for the Phase III Property shall be on a date that is mutually acceptable to Seller and Purchaser that is not later than December 15, 2010 (the “Phase III Target Closing Date”), or such later time as is permitted pursuant to this Agreement. The Phase I Target Closing Date, the Phase II Target Closing Date, and the Phase III Target Closing Date are collectively called “Target Closing Dates.”

3.4. Even though the closings are in “Phases” the parties agree that this Agreement provides for the purchase and sale of the entire Property.

3.5.

a. The parties intend that closing for each Phase shall occur on the Target Closing Dates. The parties acknowledge that the Property in each Phase is located in several counties, and that therefore the Property in each Phase will be conveyed to Purchaser by Deeds that include only lands located in each county (each a “County Deed”). Not later than December 2, 2008, December 2, 2009, and December 2, 2010, Seller and Purchaser shall allocate the Purchase Price for the Phase I Property, the Phase II Property, and the Phase III Property, respectively, among the lands in each County Deed to be included in each closing (the “County Allocations”). In addition, Seller shall use its reasonable efforts to provide a copy of the proposed Deeds to Purchaser and the Escrow Agent no later than fourteen (14) days prior to each Target Closing Date. The parties agree to use their best efforts to review and approve the Deeds in order that such Deeds may be pre-approved by the Escrow Agent and each County Deed may be pre-approved by the appropriate clerk and recorder of each county prior to each Target Closing Date. On or before each Target Closing Date, all documentation (executed and notarized as applicable) and monies required to close the applicable Phase, including signed escrow instructions, shall be delivered to the Escrow Agent (the “Funds and Documents”).

b. For purposes of this Agreement, “Closing” shall mean: (i) the Escrow Agent is in receipt of the Funds and Documents and there is no impediment to completion of the closing; (ii) the Deeds have been recorded in each county; (iii) after each County Deed is recorded, the portion of the Purchase Price allocated to each such county pursuant to the County Allocations has been disbursed to Seller; and (iv) the Escrow Agent has issued a policy of title insurance for the Property described in each recorded County Deed as required in Paragraph 4.3 below. The parties agree, however, that if by December 30, 2008 (as to the Phase I Property), December 30, 2009 (as to the Phase II Property), or December 30, 2010 (as to the Phase III Property) both parties have fully performed all obligations pursuant to this Agreement, and, due to reasons beyond the control of either party, any County Deed has not been placed of record and there are no other legal impediments to the recording of such County Deed, then the following special arrangements shall be made:

(1) The Escrow Agent shall issue a policy of title insurance for all of the Phase I Property, the Phase II Property, or the Phase III Property, as applicable, as provided in Paragraph 4.3 below; and

(2) The Escrow Agent shall disburse Seller’s net proceeds to Seller without further instruction on December 30, 2008, December 30, 2009, or December 30, 2010, as applicable.

c. The time and date on or before December 30, 2008 for Phase I, December 30, 2009 for Phase II, and December 30, 2010 for Phase III on which each County Deed is recorded is a “Closing Date.” As to any County Deed that is not recorded by December 30, 2008 for Phase I, December 30, 2009 for Phase II, or December 30, 2010 for Phase III, the Closing Date is deemed to be 8:00 A.M. Mountain Standard Time on December 30 of the applicable year.

3.6. The parties agree that title, risk of loss and possession shall pass from Seller to Purchaser as to any portion of the Property upon the applicable Closing Date.

3.7. The parties may agree to select portions of the Property within each Phase (the “Sale Blocks”) to facilitate sequential and/or multiple Closings. In that event, the parties agree to allocate the applicable Phase’s Purchase Price and pro-rata share of the Earnest Money among “Sale Blocks” of the Phase I, Phase II and Phase III Property. Even though Property within each Phase may be sold in Sale Blocks, the parties agree that this Agreement provides for the purchase and sale of the entire Property, not for individual Sale Blocks of the Property. Seller and Purchaser agree that each Sale Block will be sold in its entirety and will not be split further.

3.8. The foregoing notwithstanding, Seller may, in Seller’s sole discretion, extend the Phase I Closing up to ninety (90) days on some or all of the acreage comprising the Phase I Property upon the following conditions (the “Extended Phase I Closing”):

a. Seller must provide to Purchaser written notice of such extension not later than sixty (60) days before the Phase I Closing Date;

b. Seller and Purchaser must mutually agree upon that portion of the Property to be included in the initial Phase I Closing and the Extended Phase I Closing and upon the portion of the Purchase Price and Earnest Money attributable to the initial and Extended Phase I Closings.

3.9. The foregoing notwithstanding, Seller may, in Seller’s sole discretion, extend the Phase II Closing up to ninety (90) days on some or all of the acreage comprising the Phase II Property upon the following conditions (the “Extended Phase II Closing”):

a. Seller must provide to Purchaser written notice of such extension not later than sixty (60) days before the Phase II Closing Date;

b. Seller and Purchaser must mutually agree upon that portion of the Property to be included in the initial Phase II Closing and the Extended Phase II Closing and upon the portion of the Purchase Price and Earnest Money attributable to the initial and Extended Phase II Closings.

3.10. The foregoing notwithstanding, Seller may, in Seller’s sole discretion, extend the Phase III Closing up to ninety (90) days on some or all of the acreage comprising the Phase III Property upon the following conditions (the “Extended Phase III Closing”):

a. Seller must provide to Purchaser written notice of such extension not later than sixty (60) days before the Phase III Closing Date;

b. Seller and Purchaser must mutually agree upon that portion of the Property to be included in the initial Phase III Closing and the Extended Phase III Closing and upon the portion of the Purchase Price and Earnest Money attributable to the initial and Extended Phase III Closings.

4. Condition of Title and Title Insurance; Conveyance.

4.1. As of each Closing for each Phase, and for each Sale Block, as applicable, title is to be free of all encumbrances or defects except those listed in the preliminary commitment for title insurance deemed to be permitted exceptions as described below and the Permitted Encumbrances described on Exhibit “C” attached hereto.

4.2. Purchaser acknowledges and agrees that the Property has been operated as timberlands by the Seller and its predecessors in interest and therefore numerous temporary encumbrances such as leases, silviculture contracts, and surface use permits exist that Seller has entered into in the ordinary course of business (the “Temporary Encumbrances”). As provided below in Paragraph 5.1.a, not later than thirty (30) days after execution of this Agreement by all parties, for each Phase, Seller shall provide a schedule and copies of the Temporary Encumbrances to Purchaser. The schedule of Temporary Encumbrances shall show which portion of the Property in each Phase that is affected by each Temporary Encumbrance. At each Closing, Seller shall assign and Purchaser (either TNC and/or TPL and/or assignee(s) who take title to the subject Property as TNC and TPL shall designate) shall assume Seller’s rights, duties, obligations and liabilities under the Temporary Encumbrances pursuant to an Assignment and Assumption Agreement substantially in the form attached hereto as Exhibit “D” for the Property included in each Phase. Monetary encumbrances to be discharged by Seller shall be paid from Seller’s funds at the Closing Date for each Phase.

4.3. At each Closing, Seller shall cause the Escrow Agent to provide to Purchaser a standard form Owner’s or Purchaser’s Policy of Title Insurance (ALTA Owner’s Policy 6-17-06) in the amount of the Purchase Price for each Phase (or portion thereof) at Seller’s expense (the “Title Policy”). As to each portion of the Property involved in each Phase, the Title Policy shall have an effective date of the Closing Date as defined in Paragraph 3.5.c above.

a. Exhibit “A-1” depicts areas of land (“Map Areas”) included in Phases I, II and III as follows: (1) Purcell-Yaak; (2) Swan; (3) Clearwater; (4) Mill Creek; (5) Fish Creek; (6) Lolo; and (7) Potomac / South & East I-90. Upon execution hereof, Seller shall order preliminary commitments for title insurance, to be organized and issued according to the Map Areas, regardless of which portion of the Map Areas is within each Phase (each, a “Title Commitment”) and shall provide each Title Commitment and copies of additional Title Information described in Paragraph 4.8 below pertaining to the Property described within each Title Commitment to Purchaser as soon as possible. Seller shall use its best efforts to cause the title company to issue such Title Commitments as soon as possible.

b. Purchaser shall have until the close of business on the fortieth (40th) day following Purchaser’s receipt of a Title Commitment and Title Information (as to each such Title Commitment, the “Title Review Period”) to notify Seller of any objections Purchaser has to any matters shown or referred to in the Title Commitment; provided, however, (i) in the event that Purchaser first receives the last Title Commitment on or after November 1, 2008, Purchaser shall have until close of business on the thirtieth (30th) day following Purchaser’s receipt of such commitment to notify Seller of any objections; and (ii) in any event, Purchaser shall use its best efforts to complete its title review in a manner such that the Phase I Closing can occur on schedule. Any title encumbrances or exceptions that are set forth in the Title Commitment to which Purchaser does not object during the Title Review Period specified for each Title Commitment shall collectively be deemed to be permitted exceptions to the status of Seller’s title (the “Permitted Exceptions”). Purchaser shall not be entitled to object to the following:

(1) roads and utilities constructed and in place as of the date this Agreement is executed;

(2) County road rights of way, including, without limitation roads not visible from examination of the Property and rights of way not of record in the office of the Clerk and Recorder of the applicable County;

(3) other public roads;

(4) the Anaconda Reservation described in Paragraph 5.8 below, except as it may apply to a portion of the Property which the mineral rights holders prior to any Closing designate for re-acquisition of the surface pursuant to the Anaconda Reservation described below in Paragraph 5.8;

(5) reservations by PCTC, Inc. of the “Reserved Minerals” and all rights and benefits associated therewith, including, without limitation, the right to use roads located on the Seller’s property pursuant to deeds from PCTC, Inc. and BN Timberlands, Inc. dated June, 1989, in favor of Plum Creek Timber Company, L.P., which Reserved Minerals were subsequently conveyed to Meridian Minerals Company;

(6) mineral conveyances and reservations (“Mineral Reservations”) made by Seller’s predecessors in title, except to the extent that such Mineral Reservations contain reservations of rights that are beyond those afforded by matter of Montana law to mineral owners such as the right to re-acquire the surface of the Property; rights to utilize roads otherwise owned by Seller; and/or other rights affecting the ownership and/or operation of the surface of the Property, except for items (4) and (5) above;

(7) Temporary Encumbrances, notice of which appear in a Title Commitment, provided that the Temporary Encumbrances expire of their own accord by Closing, or may be terminated by either Seller or Purchaser at any time before or after Closing, or may be terminated by Purchaser within two (2) years after Closing; and

(8) Permanent encumbrances placed upon the Property as permitted in Paragraph 4.3.e below.

With regard to items to which Purchaser does object by giving written notice to Seller within the Title Review Period for each Title Commitment, except as provided in Paragraph 4.3.c below, Seller has the right, but not the obligation, to cure and remove such items prior to Closing. If Seller is unable or fails to cure or remove such items within fifteen (15) days after receipt of Purchaser’s objection, Purchaser may either waive its objection and proceed with closing, or terminate this Agreement by written notice to Seller no later than thirty (30) days after the end of the Title Review Period. If Purchaser fails to give such notice to Seller within the time specified, the objection(s) shall be deemed waived by the Purchaser. If Purchaser terminates this Agreement as provided herein, the Earnest Money and interest thereon shall be refunded to Purchaser and, except as expressly provided to the contrary in this Agreement, the parties shall have no further rights or obligations hereunder.

c. Notwithstanding the provisions of Paragraph 4.3.b above, Seller has the obligation to cure and remove the following items before Closing:

(1) mortgages, trust indentures, deeds of trust and other monetary liens;

(2) taxes and assessments that are liens on the Property at Closing (it being recognized that the Escrow Agent will prorate at closing other taxes and assessments for the year of Closing which are not liens on the Property or taxes and assessments for which amounts are not known as of Closing); and

(3) utility charges.

d. Purchaser shall have the right to object to: rights of first refusal or rights of first offer (“Rights of First Refusal”); timber reservations or conveyances of timber to third parties (“Timber Reservations”); and hunting rights reservations or agreements (“Hunting Rights Reservations”). Upon objection by Purchaser, Seller shall attempt to comply with the terms of or obtain the release of any applicable Rights of First Refusal and shall use reasonable efforts, but without guaranty of outcome, to obtain the release of any Timber Reservations and Hunting Rights Reservations. If Seller cannot accomplish this by twenty (20) days before Closing, Purchaser may, at Purchaser’s discretion, carve out the affected portion(s) of the Property from the sale to Purchaser, and the Purchase Price shall be reduced by the amount equal to the product of the number of acres contained within such carved-out portion multiplied by One Thousand Six Hundred Twenty Dollars ($1,620.00) per acre, provided, however, that (i) such carved-out acreage shall be aggregated with such surrounding acreage as may be reasonably necessary to create an economically feasible and marketable parcel, in Seller’s sole discretion, of not less than one hundred sixty (160) acres in size; (ii) in the event of any such carve-outs, Seller shall reserve or Purchaser shall grant such rights for ingress, egress and utilities as may be required to access such parcel for all legal purposes, including, without limitation, ingress, egress and utilities for all residential and commercial subdivision and development (the “Access Rights”); and (iii) Seller shall grant to Purchaser such Access Rights across the parcel to serve the remainder of the Property. In the alternative, Purchaser may waive its objection to the applicable encumbrance and proceed to Closing.

e. Once Purchaser has accepted the Permitted Exceptions, or has waived or been deemed to have waived any objections to a Title Commitment, Purchaser may not revoke its actual or deemed acceptance of title absent consent of Seller, and Seller shall not change or permit changes in the condition of title absent consent of Purchaser. This is called the “Condition of Title” for purposes of this Agreement. The foregoing notwithstanding, Seller may enter into Temporary Encumbrances or permanent encumbrances against title in the normal course of business from the date hereof until Closing with the prior consent of Purchaser. No permission of Purchaser is needed for any Temporary Encumbrance which (i) expires of its own accord by Closing; (ii) may be terminated by either Seller or Purchaser at any time before or after Closing; or (iii) may be terminated by Purchaser within two (2) years after Closing. Under no circumstances shall Seller place or allow liens or monetary encumbrances upon the Property unless they are discharged by Seller at Closing.

4.4. Twenty (20) days prior to each Closing, Seller shall cause each Title Commitment to be updated and issued according to each Phase and Sale Block, as applicable, and shall deliver copies of the updated Title Commitments and of all newly referenced exceptions or documents to Purchaser and its counsel. The Title Commitments and supporting documentation shall be supplied in the form described in Paragraph 4.8 below. The updated Title Commitments may include new exceptions for access easements and other matters agreed by the parties and exceptions for real and personal property taxes in amounts then known but not yet due. In the event Purchaser objects to any new exceptions that may appear in such updated Title Commitments (other than exceptions to which Purchaser has previously agreed upon), Seller shall take all actions reasonably necessary to cause the removal of any such new exceptions shown in the updated Title Commitment, except for exceptions directly attributable to Purchaser, such as judgments against Purchaser, or exceptions which may be discharged by Seller from proceeds at Closing. Upon the request of Seller or Purchaser, the title company will consolidate the individual Title Commitments into one Title Commitment for each Phase or Sale Block, as the case may be.

4.5. At each Closing, the Seller shall execute and deliver to Purchaser a Grant Deed (the “Deed”) to the Property involved, warranting title against the claims of all persons claiming by, through or under Seller, but against none other. The Deed shall be free of encumbrances or defects except (i) such encumbrances or defects that may attach after the Closing Date through any person other than the Seller, and (ii) the Permitted Exceptions. The Deed shall be in the form attached hereto as Exhibit “E” and incorporated herein by this reference as though fully set forth. Seller shall use its reasonable efforts to provide a copy of the proposed Deed to Purchaser for Purchaser’s approval no later than fourteen (14) days before the Closing Date.

Exhibit “A” to the Deed shall set forth the legal description of the Property involved using the text of the legal description for such property contained in Schedule A to the applicable Title Commitment which has been accepted by Purchaser pursuant to this Agreement. The Deed shall not include the language of the exceptions shown on the form of ALTA Owner’s Policy [6-17-06] Schedule B, “Exceptions from Coverage” numbered 1 through 8.

4.6. The parties agree that there is no warranty of acreage, express or implied, and there shall not be an adjustment in the Purchase Price for any acreage discrepancies. This shall not affect provisions of this Agreement pertinent to adjustments of acreage and price with respect to portions of the Property deleted from this transaction.

4.7. For each Closing, Seller will cooperate with Purchaser, at no expense to Purchaser or Seller, to cause the title insurer providing title insurance in this transaction to provide Purchaser with a closing protection letter in a form acceptable to Purchaser, insuring that the Escrow Agent handling each Closing will act in accordance with Purchaser’s written closing instructions.

4.8. At no expense to Purchaser, Seller shall cause each Title Commitment and update to include or be accompanied by the following (the “Title Information”):

a. Each Title Commitment and information listed below shall be provided in six (6) sets of “hard copies” and in digital format (.pdf) delivered to the Purchaser and their counsel. The digital (.pdf) format copies of each document supplied shall be labeled to show the recording reference or otherwise identify the document in a system explained to Purchaser. The digital records shall not be supplied in “bulk” files containing copies of numerous documents unless all documents reference others in the file in which they are collected. For example, if an easement has been amended, both the original easement and amendment may be in the same document file.

b. The text of each Title Commitment shall be delivered to Purchaser and their counsel in Microsoft Word format.

c. Each Title Commitment for Phase I shall be effective for eighteen (18) months from the date of issuance; and each Title Commitment for Phase II shall be effective for twenty-four (24) months from the date of issuance; and each Title Commitment for Phase III shall be effective for thirty-six (36) months from the date of issuance. Each Title Commitment shall include a list of special improvement district and other special assessments along with general county taxes applicable to the subject Property as of the effective date of the Title Commitment when issued.

d. Each Schedule B special exception shall identify the specific aliquot part (described at least to quarter quarter section) of the Property affected unless applicable to all Property within each section noted as being subject to the exception or, as appropriate, all Property referenced in the Title Commitment.

e. Each Title Commitment shall show the real estate tax identification number for each parcel.

f. Copies of all deeds showing title of the subject Property vested in the Seller.

g. Copies of all documents referenced in the legal description for the subject Property and of all special exceptions referenced in the Title Commitment.

h. Copies of all patents for the Property; copies of the BLM Master Title Plats; and copies of county, local government and county surveyors’ offices maps showing approximate locations of county road rights of way and public trails not of record in the office of the clerk and recorder of the applicable counties. However, to the extent that the documents referenced in this Paragraph 4.8.h are not available in the title plant of the local title company providing the information for each Title Commitment (the “Local Title Company”), Purchaser shall be responsible for paying the reasonable charges the Local Title Company to obtain copies of such documents. The Local Title Company shall obtain authorization from the Purchaser to incur such charges if they exceed a total of One Thousand Dollars ($1,000.00) for each Title Commitment ordered by Seller. Further, if copies of the documents referenced in this Paragraph 4.8.h are not available at the time of issuance of a Title Commitment or thereafter, Purchaser shall not be entitled to extend the applicable Title Review Period.

5. Due Diligence Period. The parties agree that Purchaser shall have until July 30, 2008 (“Due Diligence Period”) within which the parties will deal with the matters described below. For purposes of clarification, except as provided in Paragraph 5.3, the matters described in this Paragraph 5 do not constitute a contingency or contingencies to Purchaser’s obligation to close the transactions contemplated herein pursuant to the terms hereof.

5.1. Agreements or Conditions Affecting the Property. Within thirty (30) days from the date all parties sign this Agreement (the “Disclosure Deadline”), Seller shall provide Purchaser with the following information affecting each Phase of the Property known by Seller (the “Information”):

a. Leases of any portion of the Property, copies of silviculture contracts, surface use permits and other Temporary Encumbrances which will not expire at or before Closing.

b. Copies of the leases of lands owned by third parties held by Seller, if any, utilized in conjunction with the Property.

c. To Seller’s Actual Knowledge (as defined in Paragraph 8.15 below), and without the requirement of further investigation, Seller will identify the approximate location of any refuse dump and any places where fill may have been placed on the Property, including without limitation material obtained from the W.R. Grace mine and/or processing facilities in Lincoln County, Montana. Seller agrees to cooperate reasonably with Purchaser’s agents conducting an environmental assessment, and will provide this information to such agents.

d. Pursuant to M.C.A. § 7-22-2116 (2007), Seller hereby notifies Purchaser that there are or may be noxious weeds on the Property. Seller shall supply Purchaser with information about Seller’s efforts in the past three (3) years to control noxious weeds on each Phase of the Property.

e. Seller shall provide Purchaser information about the Property including but not limited to GIS data layers, copies of maps used by Seller in its management of the Property, timber cruise data, timber inventory data, and the locations of roads. Seller will provide to Purchaser other data reasonably requested by Purchaser in the possession of Seller. Purchaser acknowledges and agrees that Seller does not warrant the accuracy or completeness of such data.

f. Seller shall provide Purchaser with information regarding Seller’s plans for harvest of timber on the Property in each Phase between January 1, 2008 and each Phase’s Closing (“Interim Harvests”). Seller shall reasonably provide Purchaser with knowledgeable personnel to meet with Purchaser and its representatives and consultants, and discuss the Interim Harvests.

g. Seller shall provide Purchaser with all information relied upon by Seller in order to determine the production requirements from each Phase for the Fiber Supply Agreement and all information reasonably requested by Purchaser in order to enter knowledgeably into the Fiber Supply Agreement.

h. Seller shall supply Purchaser with a copy of any environmental or geological assessment report in Seller’s possession or control pertaining to the Property.

i. Seller shall supply Purchaser with information about any negotiations on-going with the State of Montana, United States, a tribal government, or any other third party regarding any matter that may affect the Property; access easements and rights of way to the Property and maintenance expenses and other charges related to access, cost-share agreements, and other matters affecting the Property that will not terminate by Closing; existing local or tribal government plans and/or zoning that affect the Property; and negotiations on-going with governmental entities regarding plans and/or zoning or other issues affecting the Property.

j. Seller shall supply information about slash remaining to be disposed of on the subject Property at the time of each Closing, including without limitation hazard reduction agreements and security deposits; road restoration requirements or plans, seeding and weed reduction requirements or plans.

k. Seller shall supply information pertaining to existing litigation by or against Seller regarding access to or across the Property or other matters involving the Property; and shall supply information pertaining to any threatened litigation to Seller’s Actual Knowledge (as defined in Paragraph 8.15 below).

l. To Seller’s Actual Knowledge (as defined in Paragraph 8.15 below), and without the requirement of further investigation, Seller shall supply information pertaining to matters disclosed in Schedule 8.6. Seller shall also supply information pertaining to any tests that Seller or others have performed on the Property pertaining to particles of vermiculite or tremolite, including without limitation possible environmental contamination from the W.R. Grace mine and/or processing facilities in Lincoln County, Montana, whether such tests showed contamination or not.

5.2. Access to Seller’s Personnel. Commencing upon execution of this Agreement by all parties and until each Phase’s Closing, Seller shall, on a reasonable basis, supply Purchaser and its agents with knowledgeable personnel who will assist Purchaser in viewing the Property, identifying customary access routes, reviewing and answering questions about all Information supplied by Seller to Purchaser, and matters relevant to the Property “on the ground.”

5.3. Environmental Assessment. Purchaser will have the right at any time on or before July 30, 2008 (the “Environmental Review Period”), at Purchaser’s expense, to cause consultant(s) of Purchaser’s choice to examine the Property and to conduct a Phase I Environmental Assessment of the Property at Purchaser’s expense.

a. Nothing contained herein authorizes Purchaser or its agents or consultants to conduct any soil or water sampling on or within the Property without the express consent of Seller.

b. Purchaser agrees to commence its environmental assessment of the Property as soon as feasible and further agrees to take all reasonable steps to complete its investigation in a timely manner. The parties acknowledge that the environmental assessment will require examination of the surface of the Property. Purchaser is entitled to an extension of the Environmental Review Period upon the occurrence of the following events that are beyond the control of Purchaser to the extent that such occurrence preclude Purchaser from conducting its assessment: Snow cover, muddy conditions and/or forest fires on or near some or all of the Property that preclude Purchaser or its agents, consultants, contractors and employees from entering the Property; extreme fire danger that causes the Seller to close its lands to the public and/or logging, or closure of federal and state lands to the public in a fashion that prevents Purchaser and its agents, consultants, contractors or employees from gaining safe on-the-ground access to the Property; dense smoke that prevents safe and effective viewing of the Property by aircraft; and/or voluntary or involuntary evacuation orders issued by controlling authorities pertaining to the Property and/or adjacent lands. The foregoing notwithstanding, Purchaser agrees that in the event of the occurrence of any of the above conditions, Purchaser shall continue its environmental assessment of any portion of the Property not affected by such conditions and will use its best efforts to conclude its investigation during the Environmental Review Period.

c. Purchaser shall give written notice to Seller if it requires an extension of the Environmental Review Period for any of the reasons set forth above. The parties acting in good faith will then reach a mutually acceptable agreement regarding the length of the extension required.

d. In the event that such Phase I Environmental Assessment reveals the existence of any (1) waste disposal site, dump site, mine tailings, underground storage tanks, explosives storage sites, or landfill (provided, however, that the presence of small, unauthorized household dump sites typical of rural timberlands is not material and thus would not create an unsatisfactory result of such environmental assessment); or (2) any hazardous waste or hazardous substance or any spillage of any petroleum, crude oil or any fraction thereof on the Property in excess of non-reportable levels permitted under applicable law; or (3) sites near the Property of environmental concern as disclosed by usual and customary data base searches, including without limitation the W. R. Grace mine in Lincoln County, Montana (collectively, the “Environmental Concerns”), Purchaser will have the right, exercisable at Purchaser’s sole discretion, to terminate this Agreement by giving notice to Seller before expiration of the Environmental Review Period (the “Environmental Objection”), whereupon the Earnest Money and all interest earned thereon shall be returned to Purchaser and neither party will have any further rights or obligations hereunder. Alternatively, the parties may mutually agree to delete that portion of the Property subject to such Environmental Concerns from the real property conveyed by Seller to Purchaser at Closing, and the Purchase Price will be reduced by an amount equal to the product of the number of acres contained within such deleted portion multiplied by One Thousand Six Hundred Twenty Dollars ($1,620.00) per acre, provided, however, that such excluded acreage shall be aggregated with such surrounding acreage as may be reasonably necessary to create an economically feasible and marketable parcel, in Seller’s sole discretion, of not less than one hundred sixty (160) acres in size. In the event of any such carve-outs, Seller shall reserve or Purchaser shall grant Access Rights (as defined in Paragraph 4.3.d) to serve such parcel, and Seller shall grant to Purchaser Access Rights across the parcel to serve the remainder of the Property.

In the event Purchaser fails to provide notice of its Environmental Objections during the time period specified in this section, Purchaser shall be deemed to have waived its right to make the Environmental Objection.

e. Notwithstanding the provisions of Paragraph 5.3.c above, the parties agree to the following special provisions pertaining to the following portions of the Property lying in Lincoln County, Montana described below, called the “Purcell-Yaak Study Area”:

Lands lying in Township 31 North, Range 30 West, P.M.M.

Section 5: All Fractional (Gov’t Lots 1-7, SE1/4NW1/4, S1/2NE1/4, E1/2SW1/4, and SE1/4)

Section 7: All Fractional (Gov’t Lots 1-4, E1/2W1/2 and E1/2)

Lands lying in Township 31 North, Range 31 West, P.M.M.

Section 13: All Fractional (Gov’t Lots 1-4, N1/2S/1/2 and N1/2)

(1) Purchaser may, at Purchaser’s sole discretion, carve out some or all of the Purcell-Yaak Study Area from the sale to Purchaser, and the Purchase Price shall be reduced by the amount equal to the product of the number of acres contained within such carved-out portion multiplied by One Thousand Six Hundred Twenty Dollars ($1,620.00) per acre, provided, however, that such carved-out acreage shall be aggregated with such surrounding acreage as may be reasonably necessary to create an economically feasible and marketable parcel, in Seller’s sole discretion, of not less than one hundred sixty (160) acres in size. In the event of any such carve-outs, Seller shall reserve or Purchaser shall grant Access Rights (as defined in Paragraph 4.3.d) to serve such parcel, and Seller shall grant to Purchaser Access Rights across the parcel to serve the remainder of the Property.

(2) Purchaser shall give notice to Seller of Purchaser’s election to carve out some or all of the Purcell-Yaak Study Area as provided above before the expiration of the Environmental Review Period (the “Carve-Out Notice”).

(3) Within ten (10) days of Seller’s receipt of Purchaser’s Carve-Out Notice, Seller shall give notice to Purchaser identifying such additional land as Seller desires to add to the carved-out area as provided in Paragraph 5.3.e(1) above, and the Purchase Price shall be reduced as provided in Paragraph 5.3.e(1) above.

(4) The Fiber Supply Agreement shall be adjusted to take into account any lands deleted from this Agreement pursuant to this Paragraph 5.3.e.

f. Purchaser shall in no way damage, destroy or harm the Property except as may be reasonably necessary to perform such tests, inspections and evaluations as Seller shall expressly authorize, and, if such tests are performed, Purchaser shall restore the Property to as near the original condition as feasible. Purchaser shall not permit any construction or supplier’s liens to be filed against the Property as a result of said inspections or tests. Purchaser shall indemnify, defend and hold harmless Seller from any and all demands, claims, causes of action, losses, costs, damages or liabilities resulting to, imposed on, or incurred by Seller (called “Losses”) in connection with entry on or investigation or examination of the Property pursuant to this Agreement prior to a Closing by Purchaser or any of Purchaser’s agents, consultants, contractors or employees or others accompanying them, provided such Losses are not due to the wanton or willful misconduct of Seller or its agents, consultants, contractors or employees and provided that Losses arising from or related to the prior existence of hazardous substances as defined in Paragraph 10 on the Property are not included in Purchaser’s obligations pursuant to this Paragraph 5.3. The indemnification obligation of Purchaser with respect to this Paragraph 5.3 shall survive Closing or the termination of this Agreement.

5.4. Studies of the Property. During the Due Diligence Period, Purchaser and its agents may conduct inspections and investigations of the Property. All inspections and studies shall be done at the sole expense of Purchaser. Purchaser and/or its agents may enter upon the Property at all times after giving Seller’s contact person twenty-four (24) hours advance notice. Until further notice is given to Purchaser, Seller designates Jerry Sorensen as Seller’s contact person.

5.5. Easements to be granted or retained by Seller. During the Due Diligence Period the parties will agree to their mutual satisfaction as follows:

a. The parties will agree upon the extent and location of easements for ingress and egress and utilities, for all lawful purposes including ingress and egress for residential and commercial subdivision and development, which Seller will retain across the Property to be conveyed to Purchaser for the benefit of Seller’s retained lands.

b. The parties will agree upon the extent and location of easements for ingress and egress and utilities, for all lawful purposes including ingress and egress for residential and commercial subdivision and development, that Seller will grant to Purchaser across Seller’s retained lands for the benefit of lands to be conveyed to Purchaser at Closing, and other lands owned or hereafter acquired by Purchaser.

c. Seller will use its commercially reasonable efforts to complete any pending access easements to be granted to the State of Montana or others across portions of the Property. Seller agrees to keep Purchaser informed about its progress in negotiating the terms of such easements and agrees to permit Purchaser to review and approve the easements before they are executed and recorded; provided, however, that to the extent Seller has agreements in place with the State of Montana or others to grant easements in the normal course of its business as of the date of this Agreement, Seller may proceed with the grant of such easements without the permission of Purchaser. The access easements shall not require expenditures of funds by or actions on the part of Purchaser or its successors and assigns, except as is usually required by the State or others, as applicable, in its form easements. To the extent Seller is able to complete the negotiation, execution and delivery of such easements, Seller will cause the access easements to be recorded prior to the Closing for each Phase.

5.6. Subdivision or Survey. The parties shall determine whether there needs to be any survey or subdivision of the Property in order for each phase’s Deed to be recorded pursuant to existing State or county requirements. If any survey or subdivision is required, Seller may at Seller’s option:

a. Cause such survey or subdivision to be made at Seller’s expense, and take such action as is necessary in order to permit the Deed be recorded. There shall be no new special exceptions to the title commitment as a result of the survey and/or subdivision except as Purchaser shall approve; or

b. Carve out the affected acreage from the sale and retain it; provided, however, that the minimum size of any such carve-out shall be one hundred sixty (160) acres; and provided, further, that Seller shall reserve or Purchaser shall grant Access Rights (defined in Paragraph 4.3.d) to serve such parcel, and Seller shall grant to Purchaser Access Rights across the parcel to serve the remainder of the Property. In the event of any such carve-outs, the Purchase Price shall be reduced by the product of the number of acres contained within such deleted portion multiplied by One Thousand Six Hundred Twenty Dollars ($1,620.00) per acre.

5.7. Pending Litigation. During the Due Diligence Period, the parties will reach an understanding acceptable to Purchaser regarding the disposition of any litigation disclosed to Purchaser pursuant to Paragraph 5.1.k. Such disposition shall not require Purchaser or its successors and assigns to become parties to any litigation, expend funds or take action with regard to such litigation.

5.8. Anaconda Deed Reservation. The parties anticipate that the Title Commitments will show some of the Property is subject to a reservation of mineral rights and right to re-acquire up to 5,000 acres of surface lands, which reservation was contained in 1972 deeds from the Anaconda Copper Mining Company to Champion International Corporation (the “Anaconda Reservation”). At request of Purchaser, Seller will cause notices of the sale of the Property to be given to those reasonably believed to own or claim title to the mineral rights in the Anaconda Reservation in order to possibly obtain release of the Property from the surface re-acquisition right according to the procedure set forth in the Anaconda Reservation. By the Disclosure Deadline, Seller will provide an inventory of lands Seller reasonably believes that holders of mineral rights have either re-acquired pursuant to the Anaconda Reservation, or have given notice to Seller claiming a right to re-acquire the surface pursuant to the Anaconda Reservation; provided that Seller does not warrant the completeness or accuracy of any such inventory; and provided further, that any such inventory shall be to Seller’s Actual Knowledge (as defined in Paragraph 8.15 below) without the requirement of further investigation. After Closing, the parties agree to keep each other reasonably informed of attempts known to the parties made by the mineral rights holders to re-acquire the surface of the Property or other lands pursuant to the Anaconda Reservation. The foregoing notwithstanding, Seller does not warrant that the giving of any notice to those believed to own or claim title to mineral rights in the Anaconda Reservation will result in any release of the Property from the surface re-acquisition right described in the Anaconda Reservation.

5.9. Purchaser’s Action at End of Due Diligence Period and/or Title Review Period. On or before the end of the Due Diligence Period, Purchaser will either: (1) notify Seller of Purchaser’s termination of this Agreement pursuant to the provisions of Paragraphs 4 or 5.3 hereof, in which event, the Earnest Money and interest thereon shall be refunded to Purchaser and this Agreement shall be terminated; or (2) notify Seller of Purchaser’s intent to proceed with the Closing. Purchaser agrees that its giving of notice of its intent to proceed with Closing to Seller shall constitute satisfaction of all contingencies specified by Purchaser for the closing of the sale and purchase for the Property except for matters listed in Paragraphs 12.3 and 12.4 below, and Seller’s obligation to convey title as described in Paragraph 4.3 above and Exhibit “E” attached hereto and continued compliance with any warranty, representation, or agreement given herein by Seller up to the date of the applicable Closing. In the event that Purchaser fails to give timely notice to Seller as provided in this Paragraph 5.9, Purchaser is deemed to have waived all contingencies, other than those set forth in Paragraphs 12.3 and 12.4 below, save for Seller’s obligation to convey title as described in above, and continued compliance with any warranty, representation, or agreement given herein by Seller up to the date of the Closing and recording of the deed for each Phase, and Purchaser shall be obligated to proceed to Closing on both Phases. The foregoing notwithstanding, in the event the Title Review Period with respect to any portion of the Property has not expired by the expiration of the Due Diligence Period, Purchaser’s right to terminate this Agreement for title purposes pursuant to Paragraph 4.3 hereof only shall be extended until the end of the applicable Title Review Period.

6. Additional Inspection and Showing for Sale. Seller agrees that Purchaser may enter the Property as needed to inspect it and/or to show the Property for possible re-sale to prospective purchasers at any time prior to the Closing of each Phase. Purchaser shall give twenty-four (24) hours advance notice to Seller by contacting Jerry Sorensen, or such other contact person as Seller shall designate. This paragraph is subject to: (i) the indemnity set forth in below in this Paragraph 6; and (ii) Purchaser acknowledges that Purchaser may not raise additional objections to matters covered within the Title Review Period and/or the Due Diligence Period after the applicable periods have expired.

Purchaser shall indemnify, defend and hold harmless Seller from any and all demands, claims, causes of action, losses, costs, damages or liabilities resulting to, imposed on, or incurred by Seller as a result of any act or omission of Purchaser, or any of Purchaser’s prospective purchasers, agents, consultants, contractors, or employees in connection with an entry on or investigation or examination of the Property prior to the Closing Date. The indemnification obligation of Purchaser with respect to this Paragraph 6 shall survive the date of Closing or the termination of this Agreement.

7. Inspection; Condition of Property; Subsequent Acts.

7.1. Purchaser acknowledges that it has been afforded the opportunity for full inspection of the Property and has made or will have been made such inspection as it deems necessary by the applicable Closing Date, and that neither the Seller nor its agents, officers, employees or assigns shall be held to any covenant respecting the condition of the Property or any improvements thereon nor shall the Purchaser or Seller or the assigns of either be held to any covenant or agreement for alterations, improvements or repairs unless the covenant or agreement relied on is contained herein or is in writing and attached to and made a part of this Agreement. Purchaser acknowledges and agrees that any documents, cruises, compilations, timber inventories, surveys, plans, specifications, reports and studies (the “Information”) made available to Purchaser by Seller are provided as information only and Seller makes no warranty whatsoever with respect to the accuracy or completeness of the Information.

7.2. Purchaser specifically acknowledges and agrees that (1) Seller, except as set forth in Seller’s limited warranty of title in the Deed and as set forth in Paragraph 8 below, does not make any representations or warranties of any kind whatsoever, either express or implied, with respect to and shall have no liability for the Property (or any related matters), and (2) the Property is sold to Purchaser in an “AS IS” and “WITH ALL FAULTS” condition as of the Closing, including, without limitation, (i) the existence or non-existence of legal access to or from the Property or any portion thereof; (ii) the number of acres comprising the Property; (iii) the volume, condition or quality of timber on the Property; (iv) logging conditions or feasibility; (v) the existence, volume, condition or quality of minerals on the Property; (vi) the stability of soils; (vii) suitability, habitability, merchantability or fitness of the Property for any construction or development, or for the Purchaser’s intended use; (viii) the condition of any building structure or improvements on the Property; (ix) encroachment or boundary questions; (x) compliance with any laws; (xi) drainage, availability or adequacy of water, sewer or other utilities, zoning, access and similar matters; or (xii) any other matters related to the Property. Except for the Seller’s warranty of title in the Deed and as set forth in Paragraph 8 below, Purchaser, for itself and its successors and assigns, hereby waives and releases Seller from any and all contractual, statutory, common law, and/or other liabilities, obligations, claims or causes of action, known or unknown, which the Purchaser or its successors or assigns may have or be entitled to against the Seller arising in whole or in part of, or relating or connected in any way to, the condition of the Property including, but not limited to, any such liabilities, obligations, claims or causes of action based in whole or in part upon any applicable federal, state or local environmental law, rule or regulation. Seller and Purchaser acknowledge that this disclaimer and release have been specifically negotiated.

7.3. Between the date of this Agreement and the Closing for each Phase of the purchase contemplated by this Agreement, Seller shall maintain and keep the Property in substantially the same condition as it exists as of the date of this Agreement, except for timber harvest expressly permitted in Paragraphs 7.4 and 7.5 and the grant of Temporary Encumbrances as provided in this Paragraph 7.3. Seller shall not remove gates or other improvements from the Property. Except for Temporary Encumbrances or permanent encumbrances as expressly provided in this Agreement, Seller shall not further encumber the Property without Purchaser’s written consent, or unless any such encumbrances are removed at Closing. Seller may continue until Closing to enter into leases and other Temporary Encumbrances in the normal course of Seller’s business, provided Seller obtains prior written permission from Purchaser. No permission of Purchaser is needed for any Temporary Encumbrance which (i) expires of its own accord by Closing; (ii) may be terminated by either Seller or Purchaser at any time before or after Closing; or (iii) may be terminated by Purchaser within two (2) years after Closing. Under no circumstances shall Seller place or allow liens or monetary encumbrances upon the Property unless they are discharged by Seller at Closing.

7.4. Notwithstanding the provisions of Paragraph 7.3, between the date of execution of this Agreement by all parties and the Phase I Closing, Seller may continue to harvest timber from the Property in the ordinary course of Seller’s business up to a maximum of forty-six million board feet (46 MMBF) of timber pursuant to its current harvest plans so long as (i) Purchaser has been provided a copy of such harvest plans prior to the commencement of any harvesting activity, and (ii) such harvesting plans and the harvests conducted pursuant thereto conform with applicable laws and standards established under the current version of the Sustainable Forestry Initiative which is in place at the time of the execution of this Agreement.

7.5. Between the date of the Phase I Closing and the Phase II Closing, Seller may continue to harvest timber from the Phase II Property and the Phase III Property in the ordinary course of Seller’s business up to a maximum of 8.3 MMBF of timber pursuant to its current harvest plans so long as (i) Purchaser has been provided a copy of such harvest plans prior to the commencement of any harvesting activity, and (ii) such harvesting plans and the harvests conducted pursuant thereto conform with applicable laws and standards established under the current version of the Sustainable Forestry Initiative which is in place at the time of the execution of this Agreement. The parties recognize and agree that at Closing they will enter into a Fiber Supply Agreement that provides for the harvest and sale of a certain volume of logs from the Property for delivery to mills owned by Seller’s affiliates, and that the volume of logs to be sold by Purchaser in 2009 pursuant thereto shall be reduced by the amount of logs harvested by Seller pursuant to this Paragraph 7.5. In the event of inconsistency or conflict between the Fiber Supply Agreement and this Agreement, the terms of the Fiber Supply Agreement shall prevail. The Fiber Supply Agreement will not include any portions of the Property which are carved out of the Property pursuant to Paragraphs 4.3.d, 5.3.d, 5.3.e, and 20.

7.6. Between the date of the Phase II Closing and the Phase III Closing, Seller may continue to harvest timber from the Phase III Property in the ordinary course of Seller’s business up to a maximum of 3.5 MMBF of timber pursuant to its current harvest plans so long as (i) Purchaser has been provided a copy of such harvest plans prior to the commencement of any harvesting activity, and (ii) such harvesting plans and the harvests conducted pursuant thereto conform with applicable laws and standards established under the current version of the Sustainable Forestry Initiative which is in place at the time of the execution of this Agreement. The parties recognize and agree that at Closing they will enter into a Fiber Supply Agreement that provides for the harvest and sale of a certain volume of logs from the Property for delivery to mills owned by Seller’s affiliates, and that the volume of logs to be sold by Purchaser in 2009 and 2010 pursuant thereto shall be reduced by the amount of logs harvested by Seller pursuant to this Paragraph 7.6. In the event of inconsistency or conflict between the Fiber Supply Agreement and this Agreement, the terms of the Fiber Supply Agreement shall prevail. The Fiber Supply Agreement will not include any portions of the Property which are carved out of the Property pursuant to Paragraphs 4.3.d, 5.3.d, 5.3.e, and 20.

8. Representations and Warranties of Seller. Seller represents and warrants to Purchaser as of this date and as of the date of the Closing for each Phase:

8.1. Organization. Plum Creek Timberlands, L.P. is a limited partnership duly organized and validly existing under the laws of the State of Delaware. Plum Creek Land Company is a corporation duly organized and validly existing under the laws of the State of Delaware.

8.2. Good Standing. Each Seller is qualified to conduct business in the state of its organization and the State of Montana.

8.3. Power and Authority for Transaction. Each Seller has the power and authority to execute, deliver and perform this Agreement and the transactions contemplated herein in accordance with the terms hereof.

8.4. Authorization. Subject to receipt of board approval, the execution and delivery by each Seller of this Agreement and the due consummation of the transactions contemplated herein have been duly and validly authorized by all necessary partnership actions on the part of each Seller and this Agreement constitutes a valid and legally binding agreement of each Seller.

8.5. No Violation. Neither the execution and delivery of this Agreement by Seller nor the consummation by Seller of the transactions contemplated herein constitutes (i) a violation of Seller’s certificate of limited partnership or limited partnership agreement, or certificate of incorporation or by-laws; or (ii) results in the breach of or the imposition of any lien on the Property pursuant to, or constitutes a material default under, any indenture or bank loan or credit agreement or other agreement or instrument to which Seller is a party or by which it or its property may be bound or affected.

8.6. Environmental Matters. Except as disclosed by Seller in Schedule 8.6 attached hereto and made part hereof, to Seller’s Actual Knowledge (as defined in Paragraph 8.15 below):

a. There exists no pending or threatened litigation or legal proceeding against or relating to the Property.

b. The Property is not in violation of any federal, state or local environmental law, statute or regulation.

c. The Property has not been used for the release, generation, disposal or storage of any hazardous materials or substances in material violation of applicable environmental laws.

d. Seller has received no written notice from any federal, state or local governmental authority that the Property is in violation of any applicable environmental laws, or is the subject of study for the existence of hazardous substances and/or possible violation of any applicable environmental laws.

e. As used in this Paragraph 8.6, the terms “applicable environmental laws,” “hazardous substance,” “release,” “solid waste,” and “disposal” (or “disposed”) have the meanings set forth in Paragraph 10 below.

f. There are no underground storage tanks on the Property.

8.7. Seller warrants and represents to Purchaser that during the period of its ownership of the Property, Seller has not granted or entered into any unrecorded easements, rights of way, leases, conservation practices, deferred maintenance agreements, permits, licenses, use agreements or other agreements affecting the Property that will be in effect as of the Closing Date and that have a Material Adverse Effect on the Property (as hereinafter defined in Paragraph 8.16); and that there are no agreements or understandings that will require Purchaser to expend funds or take action EXCEPT those disclosed to Purchaser as Temporary Encumbrances (Paragraph 5.1 above), or that appear as an encumbrance of record as disclosed on the Title Commitments, or are expressly permitted by Purchaser.

8.8. Seller warrants to Purchaser that there has been no work done or materials supplied to the Property which might give rise to construction liens on the Property which might be recorded on or after the Closing of each Phase, and that as of Closing of each Phase all taxes and assessments due from Seller regarding any of its employees pursuant to MCA Sections 39-51-101, et seq., have been paid. At Closing of each Phase, Seller shall give Purchaser an affidavit to this effect and shall indemnify Purchaser in writing against such liens and taxes.

8.9. Seller warrants and represents to Seller’s Actual Knowledge that the Property is in compliance with all applicable laws and regulations; that Seller has not received any notice from any governmental agency that the Property or improvements thereon or the operations conducted thereon are in violation of any applicable statute, rule or regulation; and that Seller has not received any notice or other information from any person or entity indicating interest in acquisition by eminent domain of any interest in the Property.

8.10. Seller warrants and represents to Seller’s Actual Knowledge that there exists no pending or threatened litigation or legal proceeding against or relating to the Property except as disclosed to Purchaser pursuant to Paragraph 5.1.k.

8.11. Seller warrants and represents to Seller’s Actual Knowledge that Seller has not received any affirmative claim of right by any third party to easements or servitudes to or across the Property for recreational or other purposes, except for matters of record or matters disclosed on Schedule 8.11 attached hereto and incorporated herein by this reference. Seller represents that during the period of its ownership of the Property, Seller has maintained an “open lands policy” that allows the general public to use the Property for recreational purposes. Seller maintains such a policy of allowing permissive use in order, among other things, to prevent the establishment of any prescriptive easement or other legitimate claims on the part of members of the public to use or cross the Property.

8.12. Seller warrants and represents to Seller’s Actual Knowledge that Seller does not know of any encroachments, overlaps, boundary line disputes, shortages in area, persons in possession, and other matters not of record which would be disclosed by an accurate survey or inspection of the Sale Property.

8.13. Except as expressly permitted by this Agreement, Seller warrants that Seller has not conveyed any timber or rights in timber on the Property to any third party that will be outstanding on the Closing Date. All timber standing and down on the Property as of Closing shall be conveyed to Purchaser upon the Closing.

8.14. Each Seller agrees that the warranties and representations set forth above shall remain true and in effect throughout the term of this Agreement, and shall survive the Closing of each Phase as noted above for a period of two (2) years from the Closing of each Phase. In the event that prior to any Closing Purchaser discovers any facts with respect to the Property which are not consistent with the foregoing representations and warranties, Purchaser shall so notify Seller in writing of such facts. Seller shall have ten (10) business days from Seller’s receipt of such notice to attempt to cure such breach of warranty or representation. In the event Seller is unable or unwilling to cure such breach during such cure period, Purchaser may, in its sole discretion, either (i) terminate this Agreement and have the Earnest Money and interest thereon refunded as provided in Paragraph 2 as Purchaser’s sole remedy, in which event the Agreement is terminated and neither party shall have further rights or obligations under this Agreement; or (ii) waive its objections and proceed to close the affected phase of the transaction. In the event Purchaser elects to waive its objections and proceeds to closing, Purchaser specifically waives any claim against Seller for such breach which was discovered prior to the applicable Closing Date.

8.15. “Knowledge” and “Actual Knowledge” as used in this Agreement with respect to the Seller shall mean actual current knowledge (as opposed to constructive or imputed knowledge) (without any requirement of further investigation) of the fact or matter in question by Denzil “Denny” Sigars, Senior Resources Manager for Seller’s Montana timberlands, and Tom Ray, General Manager; and other employees Jerry Sorensen, Sheri Ward, Lech Szumera, Roger Marshall, Ken Carnes, Jerry Wolcott, Pat Caffrey, Mike Vetter, Art Pencek, Dick Wick, Bill Frings, Mitch Richael, Wayne Maas, Steve Hayes and Ron Steiner.

8.16. “Material” or “materiality” or “materially” or “Material Adverse Effect” as used in this Paragraph 8 with respect to Seller shall mean a claim, encumbrance or occurrence (including without limitation a breach of warranty or violation by Seller) that could lessen the value of the Property by, or cause damages of, at least $500,000.00 in the aggregate with all other such claims, encumbrances or occurrences, in which case Seller shall be obligated only with respect to amounts in excess of such threshold.

9. Representations and Warranties of Purchaser. Purchaser represents and warrants to Seller that as of this date and as of the date of each Closing:

9.1. Organization. The Nature Conservancy is a non-profit corporation duly organized and validly existing under the laws of the District of Columbia; and The Trust for Public Land is a non-profit corporation duly organized and validly existing under the laws of the State of California; and each has the corporate power to enter into this Agreement and to carry out the transactions contemplated herein in accordance with the terms hereof.

9.2. Authorization; No Violation or Conflicts. At the time of execution of this Agreement, each Purchaser has authority to enter into this Agreement. Thereafter, each Purchaser is required to obtain approval from its board of directors for the consummation of the transactions contemplated in this Agreement.

The execution and delivery of this Agreement by each Purchaser, and, subject to the later board of directors’ approval for each Purchaser, the due consummation of the transactions contemplated herein, have been duly and validly authorized by all necessary corporate action on the part of each Purchaser, and this Agreement constitutes a valid and legally binding agreement of each Purchaser. Neither the execution and delivery of this Agreement by Purchaser nor, subject to the board of directors’ approval for each Purchaser, the consummation by Purchaser of the transactions contemplated herein, constitute a violation of Purchaser’s charter or bylaws or other organizational documentation or agreements or result in the breach of, or the imposition of any lien on any assets of Purchaser pursuant to, or constitute a default under, any indenture or bank loan or credit agreement, or other agreement or instrument to which Purchaser is a party or by which it or any of its properties may be bound or affected. Except for consents, approvals, or authorizations which will have been obtained or actions which will have been taken on or prior to the applicable Closing Date, no consent, approval, authorization or action by any governmental authority or any person or entity having legal rights against or jurisdiction over each Purchaser is required in connection with the execution and delivery by each Purchaser of this Agreement or for consummation by each Purchaser of the transactions contemplated herein.

10. Environmental Release. Except with respect to a breach of Seller’s representations and warranties contained in Paragraph 8.6 above, Purchaser releases Seller from all costs, losses, liabilities, obligations and claims, of any nature whatsoever, known and unknown, that Purchaser may have against Seller or that may arise in the future based in whole or in part upon (a) Seller’s failure to comply with any applicable environmental laws, or (b) the presence, release or disposal of any hazardous substance, solid waste, or any other environmental contamination on, within, or from the Property before, as of, or after the date of closing (collectively “Environmental Claims”), provided, however, Purchaser does not release Seller for any Environmental Claims that Purchaser, its successors and assigns might have against Seller under applicable environmental laws if Seller would otherwise be liable to a governmental agency, municipality or other governmental entity, or any other person or entity and such governmental agency, municipality, governmental entity or person is proceeding, making a claim, or otherwise seeking contribution against Purchaser.

As used in this Agreement, the term “applicable environmental laws” shall mean all state, federal, or local laws, statutes, ordinances, rules, regulations or orders pertaining to health or the environment, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) and the Resource Conservation and Recovery Act of 1976 (“RCRA”), as each may be amended from time to time. As used herein, the terms “hazardous substance” and “release” have the meanings specified in CERCLA, and the terms “solid waste” and “disposal” (or “disposed”) have the meanings specified in RCRA. If either CERCLA or RCRA is amended to broaden the meaning of any term defined thereby, the broader meaning shall apply to this Paragraph after the effective date of the amendment. Moreover, to the extent that Montana law establishes a meaning for “hazardous substance,” “release,” “solid waste,” or “disposal” that is broader than that specified in either CERCLA or RCRA, the broader meaning shall apply.

In addition, this Paragraph 10 shall survive the date of Closing for all purposes and shall not be deemed to have merged into any of the documents executed or delivered at Closing.

11. Condemnation; Risk of Loss. Risk of loss or damage to the Property by condemnation, eminent domain or similar proceedings (or deed in lieu thereof), or by fire or any other casualty, from the date hereof through the Closing Date for each Phase will be on Seller and thereafter will be on Purchaser. Seller shall promptly notify Purchaser of any material physical damage to the Property by flood, fire, windstorm, earthquake or other similar occurrence, or of any condemnation or eminent domain proceedings threatened or commenced against the Property. In the event such a material loss or damage occurs or is threatened to occur to the Property prior to the Closing Date, or if any material portion of the Property has been taken or is threatened to be taken by condemnation or eminent domain proceedings (or deed in lieu thereof), Purchaser may, at its option, (i) elect to terminate this Agreement if Purchaser notifies Seller in writing of its election within fifteen (15) days from the date the Purchaser receives notice of the casualty or condemnation or, (ii) consummate the transaction and, in the case of a condemnation or taking by eminent domain, receive an assignment of all proceeds of insurance or condemnation awards attributable to such damage or taking, less reimbursement to Seller of the reasonable costs it incurred in procuring such proceeds or awards, or, in the case of a casualty loss to the Property, with a proportionate reduction in the Purchase Price to reflect the damage to the affected Property. At Closing for each phase, the Purchaser assumes all hazards of damage to or destruction of the Property subject to each such phase or improvements hereafter placed thereon, and of the taking of the Property or any part thereof for public use; and agrees that no such damage, destruction or taking shall constitute a failure of consideration.

12. Contingencies.

12.1. “Release Date” means on or before 5 o’clock P.M. Mountain Time on the date on which a party shall either give notice of release or waiver of a requirement (the “Release Notice”). If a party fails to give a Release Notice timely to the other party by a Release Date, then such party is deemed to have waived and released the subject requirement. A party may not revoke the release or waiver of a Release Date once a Release Notice has been given or the Release Date has expired.

12.2. Seller’s Contingencies. Seller’s obligation to consummate the transactions herein contemplated is contingent upon the following, which shall be released as noted below in this Paragraph 12:

a. The execution and delivery by Seller and Purchaser of a Fiber Supply Agreement in the form attached hereto as Exhibit “G” and incorporated herein by this reference at the Phase I Closing.

b. Approval in its sole and absolute discretion of the board of directors of Plum Creek Timber Company, Inc., the sole member of Plum Creek Timber I, L.L.C., general partner of Plum Creek Timberlands, L.P. and which is, directly or indirectly, the sole shareholder of Plum Creek Land Company to consummate the transactions contemplated by this Agreement. Release Date: July 30, 2008.

c. In the event the parties determine that a filing under the HSR Act as provided under Paragraph 17 hereof is required, the parties will have received such approval. Release Date: December 1, 2008.

12.3. Purchaser’s Contingencies. Purchaser’s obligation to consummate the transactions herein contemplated is contingent upon the following which shall be released as noted below in this Paragraph 12:

a. The execution and delivery of a Fiber Supply Agreement in the form attached hereto as Exhibit “G” and incorporated herein by this reference at the Phase I Closing.

b. Purchaser’s completion of review and approval of title to the Property pursuant to the provisions of Paragraph 4 hereof. Release Date: end of Title Review Period.

c. Purchaser’s completion of review and approval of a Phase I environmental assessment pursuant to the provisions of Paragraph 5.3 hereof. Release Date: end of Environmental Review Period. July 30, 2008, unless extended as permitted in Paragraph 5.3.

d. Agreement between Seller and Purchaser with respect to both the location and the applicable terms and conditions regarding the reservation by Seller of any rights of way or nonexclusive easements over existing roads within the Property to serve lands now owned or later acquired by Seller, and on the granting of any similar easements or rights of way by Seller in favor of Purchaser over and across Seller’s retained lands for the benefit of lands being conveyed to Purchaser under this Agreement or now owned or later acquired by Purchaser. Release Date: July 30, 2008.

e. In the event the parties determine that a filing under the HSR Act as provided under Paragraph 17 hereof is required, the parties will have received such approval. Release Date: December 1, 2008.

f. Approval by the boards of directors of TNC and TPL in their sole and absolute discretion as provided in Paragraph 12.4 below. Release Date: July 30, 2008.

12.4. Purchaser’s Boards’ Approval.

a. It is understood and acknowledged that the approval of the boards of directors of both TPL and TNC will be subject to and contingent upon:

(1) Purchaser’s review and approval in its sole discretion of title to the entire Property, including the Purchaser’s right to make timely objection to items in each Title Commitment and, if Seller does not cure or remove each item to which objection is made, Purchaser’s right to either terminate this Agreement or to waive any objection, all within the time frames and in the manner provided for in Paragraph 4.3 of this Agreement;

AND

(2) Purchaser’s review and approval or rejection of regulations, notices, or other applicable guidance that Purchaser may rely upon to file an application under Internal Revenue Code Section 54B (the “Regulations”) published by the appropriate federal agency in response to the passage of the 2008 Farm Bill’s provisions for Qualified Forestry Conservation Bonds and Qualified Tax Credit Bonds (the “Federal Legislation”) providing for Two Hundred Fifty Million Dollars ($250,000,000.00) in income tax refunds via a deemed income tax overpayment mechanism (“Legislative Tax Refunds”), which Regulations must be reasonably acceptable to Purchaser. Notwithstanding the foregoing, for the purposes of this Agreement, the Regulations shall be deemed to be acceptable to Purchaser and shall be deemed approved by the boards of directors of TNC and TPL so long as the Regulations and/or the Legislation pursuant to which the Regulations are published:

A.	provide and allow for the issuance of at least Two Hundred Fifty Million Dollars ($250,000,000.00) in Legislative Tax Refunds;

B.	include Purchaser as an eligible applicant and recipient of Legislative Tax Refunds;

C.	make the Legislative Tax Refunds available to Purchaser to apply toward the Purchase Price (or reimburse Purchaser for the Purchase Price) of the Property being sold to Purchaser under this Agreement;

D.	do not contain any language or provision which would make it impossible for Purchaser to apply for, obtain, and utilize the Legislative Tax Refunds in connection with Purchaser’s purchase of the Property as contemplated by this Agreement; and

E.	do not contain unreasonable requirements for Purchaser to obtain the Legislative Tax Refunds other than making application as required by the Legislation and Regulations.

AND

(3) Purchaser’s determination in Purchaser’s reasonable discretion that it is confident that it will actually receive, on or before October 30, 2009, Legislative Tax Refunds in a total amount not less than Two Hundred Twenty-Five Million Dollars ($225,000,000.00).

b. Purchaser’s review and approval or rejection of the Regulations and the determination under subsection (3) above must occur no later than the earlier of (i) thirty (30) days after the Regulations have been published, or (ii) November 10, 2008.

c. In analyzing and reviewing the Regulations and in making its determination set forth in subsection (3) above, Purchaser may consult with such experts and advisors as Purchaser deems necessary or appropriate. If Purchaser concludes that the Regulations are not acceptable to Purchaser, Purchaser shall so notify Seller in writing, and shall include an explanation of the specific reasons that the Regulations are not acceptable to Purchaser. If Purchaser determines that it is not confident that it will actually receive Two Hundred Twenty-Five Million Dollars ($225,000,000.00) in Legislative Tax Refunds on or before October 30, 2009 as provided in subsection (3) above, Purchaser shall so notify Seller in writing, and shall include an explanation of the specific reasons that the Purchaser has made this determination. Upon Seller’s receipt of such notice from Purchaser, either Purchaser or Seller may terminate this Agreement by giving written notice of such termination to the other party.

d. Notwithstanding the above provisions, in any event, Purchaser shall have the right, in its sole, absolute and unconditional discretion, to waive the provisions described above and proceed to closing on the purchase of the Property as contemplated by this Agreement.

13. Slash Disposal and Liabilities. If at the time of Closing on any Phase there exists slash on that Phase’s Property for which Seller has not obtained the slash reduction hazard clearance from the State of Montana (the “Clearance”) the parties agree:

13.1. Seller at its expense shall use its commercially reasonable efforts to obtain Clearance from the State of Montana for the affected Property as soon as feasible, but not later than eighteen (18) months from the Closing Date; provided, however, that such period may be extended due to reasons beyond Seller’s control, such as regulations or orders issued by governmental authorities which prevent the burning of slash for reasons such as fire danger.

13.2. Seller shall retain the liability for the slash reduction in accordance with the laws of the State of Montana. Seller agrees to indemnify, defend and hold harmless Purchaser from any and all demands, claims, causes of action, losses, costs, damages or liabilities resulting to, imposed on, or incurred by Purchaser as a result of any act or omission of Seller, or any of Seller’s agents, consultants, contractors or employees in connection with the removal of slash liability from Property in a Phase. Further, Seller agrees that in the event Seller causes any material damages to the Property during the removal of slash from it after it is conveyed to Purchaser, Seller shall be liable for and shall pay Purchaser for such damages. “Material” as used in this paragraph shall mean a claim, or occurrence that lessens the value of the Property by, or cause damages of, at least $100,000.00, in which case Seller shall be obligated only with respect to amounts in excess of such threshold. The measure of damages shall be the value of subject property before the damages resulting from Seller’s disposal of slash as compared to the value after the injury to the Property. If the parties are unable to reach agreement about the amount of damages owed by Seller to Purchaser within sixty (60) days after occurrence of the injury, then the parties agree that the matter shall be decided by arbitration in accordance with the Montana Uniform Arbitration Act, MCA Sections 27-5-111, et seq., unless the parties mutually agree otherwise. Notice of demand for arbitration shall be filed in writing with the other party to this Agreement. Within ten (10) days after receipt of a demand for arbitration, the parties shall mutually select an arbitrator. Costs and expenses of arbitration shall be divided equally between the parties. In the event that the parties cannot agree upon an arbitrator, one or both of the parties shall apply to the Montana Judicial District Court of the county where the affected property lies for the appointment of an arbitrator. The arbitrator shall be an individual doing business in one of the following states: Montana, Idaho, Washington or Oregon.

13.3. The parties may mutually agree upon the procedural and evidentiary rules for the arbitration. In the absence of such agreement, the following rules shall apply:

a. The Montana Rules of Evidence shall apply to the arbitration proceeding.

b. Discovery shall be controlled by the Montana Rules of Civil Procedure, Rules 26-37 except that depositions shall be limited to a total of 20 hours for each party. Additional depositions may be allowed by the arbitrator only on a showing of good cause that interrogatories and documentary discovery are not sufficient for the parties’ reasonable needs in the arbitration proceeding.

c. All orders and decisions of the arbitrator shall be in writing. The arbitrator shall issue a written decision setting forth findings of fact and conclusions of law which constitute grounds for the arbitrator’s decision according to the requirements of Montana Rule Civ. P. 52(a).

d. None of the other rules of the Montana Rules of Civil Procedure shall apply to the proceeding except as the arbitrator in his/her sole discretion deems appropriate.

13.4. The terms of this paragraph shall survive the closing of this transaction.

14. Closing.

14.1. Closing Costs for Each Phase.

a. Seller shall pay the following costs and expenses in connection with this transaction:

(1) Seller’s attorney fees, if any;

(2) All special assessment installments and local improvement district assessment installments against the Property that are due prior to the Closing Date;

(3) Title insurance premium attributable to standard coverage; and

(4) One-half of escrow fees.

b. Purchaser shall pay the following costs and expenses in connection with this transaction:

(1) Purchaser’s attorney fees, if any;

(2) One-half of escrow fees, provided that the total of such fees charged to Purchaser shall not exceed Ten Thousand Dollars ($10,000) for each Phase’s Closing;

(3) Recording fee for Deeds;

(4) Fee to file water rights ownership update with Montana Department of Natural Resources and Conservation;

(5) Fees to record any assignments of rights of way and easements and fees to obtain approval of such assignments from the Montana Department of Natural Resources and Conservation, United States Bureau of Land Management, or other applicable agencies; and

(6) Title insurance premium attributable to extended coverage, if any, or any endorsements.

14.2. Closing Instruments.

a. Seller shall deliver to Escrow Agent the following on or before the Closing Date:

(1) Deeds and related Realty Transfer Certificates;

(2) Assignment and Assumption Agreement;

(3) The FSA;

(4) A standard coverage Policy of Title Insurance insuring Purchaser’s interest in the Property in the amount of the Purchase Price and containing no exceptions other than Permitted Exceptions;

(5) Water rights ownership updates completed in the form required by the Montana Department of Natural Resources and Conservation (“DNRC”) in order to effect the transfer of water rights permits and claims appurtenant to the Property to Purchaser;

(6) Seller’s affidavit regarding mechanic’s liens and employment taxes; and

(7) Such other documentation as may be required to close, including signed escrow instructions.

b. Purchaser shall deliver to Escrow Agent the following on or before the Closing Date:

(1) Immediately available federal funds in the amount of the Purchase Price;

(2) Assignment and Assumption Agreement;

(3) The FSA; and

(4) Such other documentation as may be required to close, including signed escrow instructions.

15. Pro Rations. Except as expressly set forth herein, Seller is responsible for all taxes and assessments accrued and other liabilities associated with the Property until the recording of the Deed for each Phase, and Purchaser is responsible for all taxes and assessments accrued and other liabilities associated with the Property after the recording of the Deed for each Phase. Real

Property taxes for the current year, assessments, SIDs, rents, water and other utilities constituting liens shall be pro-rated as of Closing using the prior year’s tax statement if necessary. If because of the anticipated timing of each Closing, Seller will receive the Closing year’s tax statement that includes additional property of Seller, Seller shall receive credit at Closing for the portion of the Closing year’s taxes owed by Purchaser and Seller shall pay the Closing year’s taxes when due. Seller agrees to provide Purchaser evidence of such tax payment when paid. In the event the pro-ration calculated at closing is inaccurate based on actual taxes paid, Seller or Purchaser, as applicable, shall pay to the other all sums due within thirty (30) days of request for reimbursement.

16. Commission. Purchaser and Seller each represent and warrant to the other that no other broker, agent or finder, licensed or otherwise has been engaged by it, respectively, in connection with the transaction contemplated by this Agreement. In the event of any such claim for broker’s, agent’s or finder’s fee or commission in connection with the negotiation, execution or consummation of this transaction, the party upon whose alleged statement, representation or agreement such claim or liability arises shall indemnify, hold harmless and defend the other party from and against such claim and liability, including without limitation, reasonable attorney’s fees and court costs. Purchaser and Seller acknowledge that the representations and warranties contained in this Paragraph shall survive the Closing.

17. Hart-Scott-Rodino. Seller and Purchaser acknowledge that the transaction contemplated by this Agreement may be subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and it will be a condition to the Closing hereunder that the parties obtain such approvals as may be required under the HSR Act. The parties agree to cooperate in good faith in exchanging relevant information and filing any documents required under the HSR Act as soon as possible after full execution hereof, and each party will bear its own costs, fees and expenses in preparing such filing. Purchaser shall pay any filing fee payable in connection with any such filing. If any approval required under the HSR Act has not been received on or before December 1, 2008, then either party may terminate this Agreement by giving notice of termination to the other party. In such event, this Agreement is terminated, the Earnest Money and interest thereon shall be refunded to Purchaser, and unless otherwise provided for herein, the parties shall have no further rights or obligations hereunder.

18. Water Rights.

18.1. Water Right Ownership Update Disclosure. By Montana law, failure of the parties at closing or transfer of real property to pay the required fee to the Montana Department of Natural Resources and Conservation for updating water right ownership may result in the transferee of the property being subject to a penalty. Additionally, in the case of water rights being exempted, severed, or divided, the failure of the parties to comply with section 85-2-424, MCA, could result in a penalty against the transferee and rejection of the deed for recording.

18.2. At Closing, Seller shall convey without warranty to Purchaser all water and water rights, ditches and ditch rights, if any, owned by Seller which are appurtenant to the Property (the “Water Rights”). By the Disclosure Deadline, Seller will provide Purchaser with a list and copies of all Water Rights. During the Due Diligence Period, Purchaser or its consultant(s) may review the status of the Water Rights and recommend necessary changes to the Water Rights claims. Seller agrees to implement such changes as are reasonably required in order for Seller to convey all Water Rights to Purchaser at Closing. Seller agrees to prepare all water rights ownership updates in the form required by the Montana Department of Natural Resources and Conservation and make copies of them available to Purchaser not less than seven (7) days before Closing. At Closing, Purchaser shall pay the fees to file the water rights ownership updates with the Montana Department of Natural Resources and Conservation.

18.3. Seller agrees that the following items that are owned by Seller, if any, shall remain on the Property at closing of each Phase and will be conveyed without warranty to Purchaser: any water measuring devices that are not portable, flumes, pumps, pipes, and troughs. Purchaser acknowledges and agrees that although items such as these described in this Paragraph may exist on the Property, such items may be owned by Seller’s lessees or permittees.

18.4. Purchaser understands that the water rights adjudication process in the State of Montana is on-going. Seller agrees to reasonably cooperate with Purchaser in providing any evidence known to Seller in defeating any third party objections to water rights claimed by Seller or its predecessors in interest to be appurtenant to the Property during the adjudication process, and Seller agrees to reasonably cooperate in asserting any additional water rights associated with the Property which are not appropriately documented or which otherwise need evidentiary substantiation.

19. Agreement to Terminate Existing Option Agreements.

19.1. The parties acknowledge the existence of certain Option Agreements between Seller and TPL which provide for the purchase and sale of certain property that is included within the Phase I Property. TPL and Seller agree to terminate such Option Agreements at the Phase I Closing.

19.2. The foregoing notwithstanding, the existing Option Agreement with respect to property described as the S1/2 of Section 33, Township 23 North, Range 17 West, P.M.M., Lake County, Montana (the “Section 33 Property”), will continue in effect. In the event TPL exercises its option and closes on the Section 33 Property as provided in the Option Agreement, the net proceeds from such sale (the gross proceeds less costs of sale, including, without limitation, title and escrow fees and professional service fees) shall be credited toward the Phase I Purchase Price. In the event TPL does not exercise its option and close on the Section 33 Property pursuant to the existing Option Agreement, the Section 33 Property will be retained by Seller and will not be considered a portion of the Property described herein.

20. Back-up Offers; Listing and Sales of portions of the Property.

20.1. Between the date of execution of this Agreement by all parties and the waiver by Purchaser of all of its contingencies, Seller may seek and accept offers or accept unsolicited offers from third parties for some or all of the Property (“Back-up Offers”) provided that:

a. Seller modifies any listing agreement for some or all of the Property to provide for Back-up Offers; and

b. Seller discloses the existence of this Agreement to any potential purchaser and discloses that this Agreement is superior to any Back-up Offers.

20.2. Purchaser acknowledges that Seller has sold and/or listed some portions of the Property for sale, and Purchaser further acknowledges that Seller often receives unsolicited offers to purchase its property which may include portions of the Property. Purchaser agrees that Seller may continue to sell said lands, and may list and sell additional real property, all described on Schedule 20 attached hereto. In addition, Purchaser may accept unsolicited offers and sell up to 2,500 acres of such land subject to such unsolicited offers upon the prior consent of Purchaser, which consent shall not be unreasonably withheld. Seller and Purchaser acknowledge and agree that Purchaser’s consent for the sale of property subject to unsolicited offers will be subject to Purchaser’s review of any potential impact on biodiversity and contiguity of the Timberlands. All such sales have taken or will take place between January 1, 2008 and the release of all of Purchaser’s Contingencies set forth in Paragraphs 12.3 and 12.4 (the “Third Party Sale Period”). Any lands so sold or agreed in writing between Seller and a third party to be sold shall be deleted from the sale to Purchaser, and the Purchase Price shall be reduced by eighty-five percent (85%) of the gross sale price received by Seller for any sale that has closed within the Third Party Sale Period, or by eighty-five percent (85%) of the sale price agreed upon between Seller and the third party for any sale that has not closed during the Third Party Sale Period. Seller shall provide written evidence of the applicable sale price to Purchaser within ten (10) days after the end of the Third Party Sale Period.

Any contract for the sale of real property described on Schedule 20 that Seller executes with a prospective purchaser within the Third Party Sale Period shall be cause for the deletion of the property from the sale to Purchaser, whether or not actually conveyed to a third party by the time of Purchaser’s release of all of the Purchaser’s Contingencies set forth in Paragraphs 12.3 and 12.4. The Fiber Supply Agreement shall be adjusted to take into account any lands deleted from this Agreement pursuant to this Paragraph 20.

Upon release of all of Purchaser’s Contingencies set forth in Paragraphs 12.3 and 12.4, Seller agrees to terminate any pending listing agreements and to stop its efforts to sell the real property described on Schedule 20, except for back-up offers as provided in Paragraph 20.1.

21. Possession. Unless a different date is provided for herein, the Purchaser, subject to the easements, encumbrances, exceptions, restrictions, and reservations set forth above, shall be entitled to possession of the Property on the Closing Date.

22. Records. When feasible after Closing, Seller shall provide Purchaser with the records (or copies thereof) pertaining to the Property which Seller customarily maintains and provides to purchasers of real estate of the type and magnitude involved in this Agreement.

23. Default. If either party defaults (that is, fails to perform the acts required of it) in its contractual performance herein, the non-defaulting party shall be entitled to exercise all rights and remedies available to it at law or equity, including but not limited to specific performance pursuant to the terms of this Agreement, damages or rescission. If the non-defaulting party seeking damages or rescission is the Purchaser, the Earnest Money and interest thereon shall be refunded in addition to other remedies available to Purchaser.

23.1. Purchaser acknowledges that if Purchaser fails to purchase the Property so as to constitute a default by Purchaser hereunder, for any reason other than the breach of Seller, Seller shall be entitled to compensation for the detriment resulting from the removal of the Property from the market, and entering into this Agreement rather than selling to other potential purchasers. Therefore, in the event of Purchaser’s failure to purchase the Property so as to constitute Purchaser’s default hereunder, Seller shall have, at Seller’s option, the right to receive and retain the Earnest Money, which sum shall represent liquidated damages for breach and not a penalty therefor. The parties acknowledge and agree that the Earnest Money is presently a reasonable estimate of Seller’s damages, considering all of the circumstances existing on the date of this Agreement, including the relationship of the sum to the range of harm to Seller that reasonably could be anticipated and the expectation that proof of actual damages would be impractical or extremely difficult. Factors taken into consideration by the parties include Seller’s loss of opportunity during the pendency of this Agreement to sell the Property to others on better terms, or at a higher price; Seller’s risk of loss of a bargain if the market turns negative; Seller’s damages related to its continuing obligations for the payment of taxes and insurance; and Seller’s loss of earnings on the amount of the purchase price resulting from a delay in closing. Purchaser hereby waives all rights or benefits of any law, rule or regulation, now or hereafter existing, which would allow Purchaser, following Purchaser’s failure to purchase the Property so as to constitute Purchaser’s default, to claim a refund of the Earnest Money as unearned Earnest Money, a penalty or for any other purpose.

24. Attorneys’ Fees. If either party hereto is required to retain an attorney to bring suit to enforce any provision of this Agreement, the substantially prevailing party shall be entitled to reasonable attorneys’ fees regardless of whether at trial, on appeal, in any bankruptcy proceeding, in an arbitration or is resolved by the defaulting party curing such default.

25. Governing Law. This Agreement shall be interpreted, construed and enforced according to the laws of the State of Montana without giving effect to conflicts of law provisions.

26. Notices. Subject to the requirements of any applicable statute, any notices required or permitted by law or under this Agreement shall be in writing and shall be (i) personally delivered; (ii) sent by first class certified or registered mail, return receipt requested, with postage prepaid; (iii) dispatched by facsimile transmission (accompanied with reasonable evidence of receipt of transmission and with a confirmation copy mailed and emailed no later than the day after transmission) to the parties’ addresses as set forth below; or (iv) delivered by commercial courier such as Federal Express. Either party may change such address for notice. All notices which are so addressed and paid for shall be deemed effective when delivered, or, if mailed, on the earlier of receipt or two (2) days after deposit thereof in the U.S. mail.

Notices shall be directed as follows, or to such other address as a party shall designate:

SELLER:

Plum Creek Timberlands, L.P.

Plum Creek Land Company

Attn: Larry Neilson

999 Third Avenue, Suite 4300

Seattle, Washington 98104

Facsimile: 206.467.3799

Email: larry.neilson@plumcreek.com

With a copy to:

Plum Creek Timberlands, L.P.

Plum Creek Land Company

Attn: Sheri Ward

999 Third Avenue, Suite 4300

Seattle, Washington 98104

Facsimile: 206.467.3799

Email: sheri.ward@plumcreek.com

PURCHASER:

The Nature Conservancy

Attn: Bee Hall

32 South Ewing

Helena, MT 59601

Facsimile: 406.443.8311

Email: Bee_Hall@tnc.org [Note there is an _ between the names Bee and Hall.]

The Nature Conservancy

Attn: Legal

2424 Spruce Street, Suite 100

Boulder, CO 80302

Facsimile: 303.541.0346

Email: dlondon@tnc.org

AND

The Trust for Public Land

Attn: Tom Tyner

1011 Western Avenue, Suite 605

Seattle, Washington 98104

Facsimile: (206) 382-3414

Email: tom.tyner@tpl.org

With copies to:

The Trust for Public Land

Attn: Eric Love

111 South Grand, Suite 203

Bozeman, MT 59715

Facsimile: (406) 522-7453

Email: eric.love@tpl.org

27. Time of Performance. Time is of the essence of this Agreement and of all acts required to be done and performed by the parties hereto, including, but not limited to, the proper tender of each of the sums required by the terms hereof to be paid. Any deadline falling on a State or Federal holiday or a weekend shall be extended until the next business day.

28. Paragraph Headings. The word or words appearing at the commencement of paragraphs and subparagraphs of this Agreement are included only as a guide to the contents thereof and are not to be considered as controlling, enlarging or restricting the language or meaning of those paragraphs or subparagraphs.

29. Invalidity. In the event any portion of this Agreement should be held to be invalid by any court of competent jurisdiction, such holding shall not affect the remaining provisions hereof unless the court’s ruling includes a determination that the principal purpose and intent of this Agreement are thereby defeated.

30. Legal Relationships. The parties to this Agreement execute the same solely as a seller and a purchaser. No partnership, joint venture or joint undertaking shall be construed from these presents, and except as herein specifically provided, neither party shall have the right to make any representation for, act on behalf of, or be liable for the debts of the other. All terms, covenants and conditions to be observed and performed by either of the parties hereto shall be joint and several if entered into by more than one person on behalf of such party, and a default by any one or more of such persons shall be deemed a default on the part of the party with whom said person or persons are identified. No third party is intended to be benefited by this Agreement.

31. Assignment; Successors. The rights and obligations of the Seller and Purchaser shall inure to the benefit of and be binding upon their respective estates, heirs, executors administrators, successors, successors-in-trust and assigns. Purchaser may sell, transfer, assign, pledge or encumber some or all of its interest in this Agreement with the prior written consent of Seller, which consent shall not be unreasonably withheld; provided, however, Purchaser must remain liable to perform all obligations of Purchaser under this Agreement and Purchaser shall not make more than one (1) assignment per Phase. The foregoing notwithstanding, Seller may not object to any such assignment to an entity that is (i) financially capable of performing all terms of this Agreement; and (ii) is a qualified timber manager or will retain a qualified timber manager. A qualified timber manager is a person or entity which has experience in managing timberlands of the type and size of the Property, and in producing and selling logs or other forest products from similar timberlands. Upon receiving notice of Purchaser’s assignment of some or all of its interest in this Agreement, Seller agrees to cooperate with Purchaser and Purchaser’s assignee(s) in order to facilitate the efficient conveyance of the Property directly from Seller to third parties. Notwithstanding any other provision of this Paragraph, each of TNC and TPL may assign some or all of its interest in this Agreement to each other or to an entity in which one or both of them collectively owns a controlling interest and upon complete assignment, the assigning party is relieved from all obligations as Purchaser under this Agreement.

32. Confidentiality. Subject to the provisions of Paragraph 32.3 below:

32.1. Neither Seller nor Purchaser shall disclose the content or substance of this Agreement to any individual, firm, partnership, corporation, entity, governmental authority, or other party except advisors, agents, and representatives assisting each respective party in connection with this transaction, until such disclosure is agreed upon in writing and then only to accomplish the consents and approvals required hereunder. The parties agree to supply a copy of this Agreement to the Escrow Agent named in this Agreement.

32.2. No press releases or other public statements concerning this Agreement or the transactions contemplated hereby shall be made by either party without the prior written approval of the other.

32.3. Each party hereto, its representatives, agents and employees shall hold in strict confidence and shall not use or disclose to any person or organization any information or data concerning this Agreement or the transaction contemplated hereby except to the extent that (i) said information has been published or constitutes a matter of public knowledge or record; (ii) such disclosure, including a copy of this Agreement, is reasonably necessary for communications with and reporting to the board of directors or other governing body of either party or reasonably appears to be required by a governmental agency having jurisdiction over the parties; (iii) such information, including a copy of this Agreement, is necessary in connection with any suit brought to enforce the obligations of any party hereunder; (iv) if based upon the legal opinion of counsel for the disclosing party, that such counsel reasonably believes that disclosure, including a copy of this Agreement, is necessary or desirable to avoid conflict with or violation of any governmental law, rule or regulation; (v) disclosure of such information, including a copy of this Agreement, is necessary in connection with the Purchaser’s acquisition of funding for the purchase of the Property, including funding from private investors, foundations, charitable donations, and federal or state government appropriations; (vi) such information, including a copy of this Agreement, is necessary in connection with audit or investigation of a party by a governmental entity such as the United States Congress or the Internal Revenue Service; (vii) such information, including a copy of this Agreement, is necessary in order for Purchaser to complete its investigations during the Due Diligence Period; or (viii) disclosure of such information, including a copy of this Agreement, is necessary in order for Purchaser to arrange for sale of some or all of the Property by assignment of some or all of Purchaser’s interest in the Agreement to third parties and/or re-sale of some or all of the Property simultaneously with Closing on the purchase of the Property. When disclosing a copy of this Agreement, to the extent feasible and permitted by law, the disclosing party shall require that the recipient of the copy of the Agreement keep it confidential. Notwithstanding the foregoing, upon mutual agreement of the parties, either can make available publicly the existence of, and general parameters of the terms of, the Agreement (including the Purchase Price), provided no party shall provide a copy of this Agreement to any third parties.

32.4. Purchaser owns all information or data it develops or discovers relating to the Property and Purchaser is entitled to disclose such information or data as Purchaser in its sole discretion deems appropriate. After the closing of each Phase or Sale Block to which it pertains, Purchaser is deemed to own all Information provided to it by Seller pertaining to the Property, including without limitation, timber appraisals, water rights information, mineral rights information, temporary encumbrances, boundary information, and access information, and Purchaser shall be entitled to disclose such Information or data as Purchaser in its sole discretion deems appropriate. This Paragraph shall not apply to information or data provided to Purchaser that is subject to confidentiality restrictions imposed by Seller’s consultants who prepared such information.

32.5. The provisions of this Paragraph supercede any earlier written confidentiality agreement entered into by the Seller and Purchaser as it relates to the Property.

33. Exchange. Seller may desire to complete this transaction as part of a Section 1031 tax-deferred exchange. Purchaser agrees to cooperate with Seller in documenting and completing such exchange by agreeing that Seller may transfer Seller’s rights and obligations under this Agreement to Seller’s Qualified Intermediary, Section 1031 Services, Inc. Purchaser agrees to accept Section 1031 Services, Inc. as the assigned seller of the Property described in this Agreement, provided that Purchaser shall not be required to assume or perform any additional obligations and:

33.1. Purchaser shall not be required to take title to any property other than the Property, and Seller shall appoint a third party intermediary to hold title to the exchange lands;

33.2. All Deeds and other documents at Closing shall be given directly from Seller to Purchaser, and all warranties contained in this Agreement given by Seller to Purchaser shall continue in force;

33.3. If necessary to accommodate Seller’s exchange or to allow Seller to identify a replacement property, Purchaser agrees at Seller’s written request to delay Closing for a reasonable period of time not to exceed sixty (60) days;

33.4. Seller shall not be released if the exchange fails for any reason, and Seller shall remain obligated to sell the Property to Purchaser pursuant to this Agreement;

33.5. Seller shall reimburse Purchaser for any and all additional attorneys’ fees and costs incurred by Purchaser as a result of the exchange or any attempted exchange;

33.6. Seller shall bear all costs associated with the exchange, and Purchaser need not assume any additional liabilities or obligations as a result of the exchange; and

33.7. Seller acknowledges that it is solely responsible for designating the exchange lands and agrees to indemnify, defend and hold Purchaser harmless from any expense, loss, damage or claim, including reasonable attorneys’ fees, resulting from Purchaser’s participation in the exchange.

34. No Authority for TPL or TNC to Bind Each Other; Termination of Agreement. By executing and entering into this Agreement, TNC and TPL recognize that they are jointly and severally obligated to perform all obligations of Purchaser under this Agreement. Neither entity is authorized to bind the other in any dealings, including without limitation dealings with Seller pursuant to this Agreement or otherwise. Therefore, both TNC and TPL shall individually give notice to Seller and each other when notices are required or permitted from Purchaser under this Agreement. Seller shall give both TNC and TPL any notices required or permitted from Seller under this Agreement.

In the event that either TNC or TPL timely terminates this Agreement (the “Terminating Purchaser”), the Terminating Purchaser shall no longer be liable to perform the obligations of Purchaser under this Agreement. If the other Purchaser also timely terminates this Agreement, the Agreement shall be terminated, and the Earnest Money and interest thereon shall be refunded to both Purchasers. In addition, unless the other Purchaser within five (5) business days of receipt of the termination notice from the Terminating Purchaser gives notice to Seller that the other Purchaser affirmatively elects to continue with the Agreement (the “Continuation Notice”), this Agreement shall be terminated and the Earnest Money and interest thereon shall be refunded to both Purchasers. If the other Purchaser timely gives the Continuation Notice, that Purchaser alone shall continue to have all benefits that inure to Purchaser under this Agreement and shall remain liable to perform all the obligations of Purchaser under this Agreement.

In the event that one of TNC and TPL timely terminates this Agreement, but the other does not timely terminate this Agreement and timely gives the Continuation Notice, the Earnest Money and interest thereon shall not be refunded to the Terminating Purchaser, but shall remain on deposit with the Escrow Agent and held according to the terms of this Agreement and the Escrow Agreement (see Exhibit “F”) entered into by the parties.

35. Entire Agreement. All understandings and agreements previously existing between the parties, if any, are merged into this Agreement, which alone fully and completely expresses their agreement, and the same is entered into after full investigation, neither party relying upon any statement or representation made by the other not embodied herein. This Agreement may be modified only by a written amendment executed by all parties.

36. Interpretation. This Agreement has been reviewed by both parties and each party has had the opportunity to consult with independent counsel with respect to the terms hereof and has done so to the extent that such party desired. No stricter construction or interpretation of the terms hereof shall be applied against either party as the drafter hereof.

37. Counterparts; Facsimile Delivery. This Agreement may be executed in counterparts, each of which shall be deemed to be an original instrument. All such counterparts together shall constitute a fully executed Agreement. This Agreement may be executed and delivered by facsimile transmission, with the intention that such facsimile signature and delivery shall have the same effect as an original signature and actual delivery. The foregoing notwithstanding, the parties agree to execute and deliver original signature pages within five (5) business days of any such facsimile delivery.

38. Survival. All representations and warranties set forth in this Agreement and all provisions of this Agreement, the full performance of which is not required prior to Closing, shall survive closing, shall not be merged in any deed, and shall be fully enforceable thereafter.

39. Habitat Conservation Plan. Seller and/or its affiliates shall work cooperatively with Purchaser such that the rights, title, obligations and interests of Seller in and to the existing Native Fish Habitat Conservation Plan, and the Incidental Take Permit issued by the United States Fish and Wildlife Service in relation thereto, as they affect each Phase of the Property at the appropriate Closing are carried forward with respect to each Phase of the Property acquired by Purchaser; provided, however, that the Closing of any Phase shall not be extended due to the absence of any such assignment. Purchaser shall reimburse Seller for any out of pocket costs associated with such assignment, transfer or other process required to achieve such result.

IN WITNESS WHEREOF, the parties hereto have executed this instrument in triplicate effective the day and year first above written.

[Signature pages follow.]

SELLER:		PLUM CREEK TIMBERLANDS, L.P. By Plum Creek Timber I, L.L.C. Its General Partner
Attest:

By	/s/ Sheri L. Ward	By	/s/ Rick R. Holley
Name	Sheri L. Ward	Name	Rick R. Holley
Title	Assistant Secretary	Title	President and Chief Executive Officer

Attest:		PLUM CREEK LAND COMPANY

By	/s/ Sheri L. Ward	By	/s/ Rick R. Holley
Name	Sheri L. Ward	Name	Rick R. Holley
Title	Assistant Secretary	Title	President and Chief Executive Officer

PURCHASER:

THE NATURE CONSERVANCY, INC.

By	/s/ Mark Burget
Name	Mark Burget
Title	Chief Conservation Programs Officer

THE TRUST FOR PUBLIC LAND

By:	/s/ William B. Rogers
Name	William B. Rogers
Title	President

INDEX OF OMITTED EXHIBITS AND SCHEDULES

Exhibits

A.	Description of the Real Property

A-1.	Map of Property

B-1.	Description of Phase I Real Property

B-2.	Description of Phase II Real Property

B-3.	Description of Phase III Real Property

C.	Permitted Encumbrances

D.	Assignment and Assumption of Contracts, Leases and Permits

E.	Form of Grant Deed

F.	Form of Escrow Agreement

G.	Form of Fiber Supply Agreement

Schedules

8.6	Environmental Disclosure

8.11	Third Party claims of right to cross Property, etc.

20	Lands Listed or Sold to Third Parties

Plum Creek agrees that it will furnish to the Securities and Exchange Commission a copy of any of the preceding omitted exhibits and schedules upon request.

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